UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

                           MEDCATH CORPORATION (MDTH)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    58404W109
                                 (CUSIP Number)

                                David Nierenberg
                               The D3 Family Funds
                               19605 NE 8th Street
                                 Camas, WA 98607
                                 (360) 604-8600

                                 With a copy to:

                               Henry Lesser, Esq.
                                DLA Piper US LLP
                             2000 University Avenue
                            East Palo Alto, CA 94303
                                 (650) 833-2000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                  March 3, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      The D3 Family Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         483,096 common shares (2.3%)
                 ---------------------------------------------------------------
    NUMBER OF     8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY           0
    OWNED BY      --------------------------------------------------------------
      EACH        9      SOLE DISPOSITIVE POWER
    REPORTING
     PERSON              483,096
      WITH        --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 483,096; for all reporting persons as a group, 2,934,511 shares (13.8%)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      The DIII Offshore Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bahamas
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         558,166 common shares (2.6%)
                 ---------------------------------------------------------------
    NUMBER OF     8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY           0
    OWNED BY      --------------------------------------------------------------
      EACH        9      SOLE DISPOSITIVE POWER
    REPORTING
     PERSON              558,166
      WITH        --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 558,166; for all reporting persons as a group, 2,934,511 shares (13.8%)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      The D3 Family Bulldog Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         1,798,863 common shares (8.5%)
                 ---------------------------------------------------------------
    NUMBER OF     8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY           0
    OWNED BY      --------------------------------------------------------------
      EACH        9      SOLE DISPOSITIVE POWER
    REPORTING
     PERSON              1,798,863
      WITH        --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 1,798,863; for all reporting persons as a group, 2,934,511 shares (13.8%)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      The D3 Family Canadian Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         94,386 common shares (0.4%)
                 ---------------------------------------------------------------
    NUMBER OF     8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY           0
    OWNED BY      --------------------------------------------------------------
      EACH        9      SOLE DISPOSITIVE POWER
    REPORTING
     PERSON              94,386
      WITH        --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 94,386 shares; for all reporting persons as a group, 2,934,511 shares (13.8%)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      Nierenberg Investment Management Company, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
                 ---------------------------------------------------------------
    NUMBER OF     8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY           2,934,511 common shares (13.8%)
    OWNED BY      --------------------------------------------------------------
      EACH        9      SOLE DISPOSITIVE POWER
    REPORTING
     PERSON              0
      WITH        --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         2,934,511
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 2,934,511; for all reporting persons as a group, 2,934,511 shares (13.8%)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      Nierenberg Investment Management Offshore, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bahamas
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
                 ---------------------------------------------------------------
    NUMBER OF     8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY           558,166 common shares (2.6%)
    OWNED BY      --------------------------------------------------------------
      EACH        9      SOLE DISPOSITIVE POWER
    REPORTING
     PERSON              0
      WITH        --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         558,166
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 558,166; for all reporting persons as a group, 2,934,511 shares (13.8%)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      David Nierenberg
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
                 ---------------------------------------------------------------
    NUMBER OF     8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY           2,934,511 common shares (13.8%)
    OWNED BY      --------------------------------------------------------------
      EACH        9      SOLE DISPOSITIVE POWER
    REPORTING
     PERSON              0
      WITH        --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         2,934,511
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 2,934,511; for all reporting persons as a group, 2,934,511 shares (13.8%)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------

      This Amendment No.10 to Schedule 13D (this "Amendment") amends the below-indicated items from the Schedule 13D previously filed by or on behalf of the undersigned parties (the "Reporting Persons"), as previously amended (the "Schedule 13D"), by supplementing such Items with the information below:

Item 2.  Identity and Background.

      David Nierenberg is hereby added as a Reporting Person; his business address is 19605 NE 8th Street, Camas WA 98607; his principal occupation is President of Nierenberg Investment Management Company, Inc. and Nierenberg Investment Management Offshore, Inc, two of the other Reporting Persons; during the past five years he has not been convicted in a criminal proceeding required to be reported in response to Item 2(d), or a party to a civil proceeding required to be reported in response to Item 2(e), of Schedule 13D ; and he is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

      The total amount of funds used by the Reporting Persons to pay for the purchases of Shares reported in Item 5(c) was $3,196,747. The source of funds for purchases of Shares by each of the Reporting Persons is the working capital of the applicable Fund.

Item 4.  Purpose of Transaction.

      We have continued buying MedCath shares for investment because we believe that the shares are extremely undervalued. As set forth in our attached letter, we urge the Company's board to increase the current $59M repurchase program by an additional $100M and offer suggestions about how and why to do this.

The previous statements by the Reporting Persons regarding their investment in MDTH (including those contained in the attached letter) represent solely their own analyses and judgments, based on publicly-available information and their own internal evaluation thereof. Those statements are not intended, and should not be relied on, as investment advice to any other investor or prospective investor. To the extent those statements reflect assessments of possible future developments, those assessments are inherently subject to the uncertainties associated with all assessments of future events; actual developments may materially differ as a result of circumstances affecting MDTH and/or extrinsic factors such as developments in the company's industry and the economic environment. The Reporting Persons reserve the right to change their internal evaluation of this investment in the future, as well as to increase or decrease their investment depending on their evaluation, and to discuss the company and their investment in it with the directors and executive officers of the company and third parties, without further amending the Schedule 13D except as required by applicable rules.

Item 5. Interest in Securities of the Issuer.

      (a, b) The Reporting Persons, in the aggregate, beneficially own 2,934,511 common shares, constituting approximately 13.8% of the outstanding Shares. This percentage is based on number of Shares reported as outstanding as of January 31, 2008 in the Company's Form 10-Q dated February 11, 2008.

      (c) During the past sixty (60) days the following purchases of Shares were made by the Reporting Persons in open market transactions:

       Fund                               Transaction Date   Shares Bought     Price
       ----                               ----------------   -------------     -----
       D3 Family Fund, LP                    01/03/2008              5,200     23.96
       D3 Family Bulldog Fund, LP            01/03/2008             18,000     23.96
       D3 Family Canadian Fund, LP           01/03/2008              1,035     23.96
       D3 Family Bulldog Fund, LP            01/04/2008             25,100     23.64
       D3 Family Canadian Fund, LP           01/04/2008              1,287     23.64
       DIII Offshore Fund, LP                02/29/2008              7,900     20.77
       D3 Family Fund, LP                    03/03/2008                900     19.83
       DIII Offshore Fund, LP                03/03/2008             91,200     19.83

Item 7.  Material to be filed as Exhibits

      Exhibit 1 to this Schedule 13D is a letter to the Chairman of the Board, President and Chief Executive Officer, and Members of the Board of MedCath Corp. dated March 5, 2008.

      Exhibit 2 to this Schedule 13D is the Joint Filing Agreement among the Reporting Persons dated March 5, 2008 pursuant to which all of the Reporting Persons have authorized the filing of Schedule 13D's and amendments thereto as a group.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

                                  D3 Family Fund, L.P., D3 Family Bulldog Fund, and D3 Family Canadian Fund, L.P.

                                  By: Nierenberg Investment Management
                                      Company, Inc.

                                  Its: General Partner

March 05, 2008                    By: /s/ David Nierenberg
--------------------                 -------------------------------------------
                                      David Nierenberg, President


                                  DIII Offshore Fund, L.P.

                                  By: Nierenberg Investment Management
                                       Offshore, Inc.

                                  Its: General Partner

March 05, 2008                    By: /s/ David Nierenberg
--------------------                  ------------------------------------------
                                      David Nierenberg, President


                                  Nierenberg Investment Management
                                  Company, Inc.

March 05, 2008                    By: /s/ David Nierenberg
--------------------                 -------------------------------------------
                                      David Nierenberg, President


                                  Nierenberg Investment Management
                                     Offshore, Inc.

March 05, 2008                    By: /s/ David Nierenberg
--------------------                 -------------------------------------------
                                      David Nierenberg, President


March 05, 2008                    /s/ David Nierenberg
--------------------              ----------------------------------------------
                                  David Nierenberg